

Mail Stop 3720

December 28, 2007

Via U.S. Mail and Facsimile
Mr. L. Glynn Riddle, Chief Financial Officer
Advocat Inc.
1621 Galleria Boulevard
Brentwood, TN 37027

> RE: **Advocat Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 14, 2007**
>
> **Form 10-Q for the quarterly period ended September 30, 2007**
> **File No. 1-12996**

Dear Mr. Riddle:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Judgments, page 23

1. We note that substantially all of your critical accounting policies and judgments are recitations of your accounting policies contained in notes 2 and 14 of the financial statements. Please enhance your discussion of critical accounting estimates and assumptions by supplementing, instead of duplicating, the description of accounting policies in the notes. In this regard, please provide your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Refer to our interpretive guidance regarding MD&A at www.sec.gov/rules/interp/33-8350.htm.

Results of Operations

Professional Liability, page 31

2. Tell us the underlying assumptions that led to significant downward revisions in previous estimates of your professional liability costs, resulting in a decrease of your total recorded liabilities for self-insured professional liability risks to $25.7 million as of December 31, 2006, down from $34.5 million at December 31, 2005.

Consolidated Statements of Income, page F-3

3. Please revise to allocate your stock based compensation to the appropriate line items to comply with section F of SAB 107.

Consolidated Statements of Cash Flows, page F-6

4. We note your presentation of the subtotal "net cash provided by operating activities before changes in other assets and liabilities." Please tell us why you believe this presentation is appropriate and refer to your basis in the accounting literature. Otherwise, you should delete this line item.

2. Summary of Significant Accounting Policies

Self-insurance, page F-10

5. We note that you referred to a third party actuarial firm to estimate the appropriate accrual for incurred general and professional liability claims. While you are not required to make reference to this independent third-party, when you do you should also disclose the name of

the expert. If you decide to delete your reference to the independent third-party, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Please confirm to us in your response letter that the expert is aware of being named in the filing and comply with this comment regarding references to independent actuaries in future filings.

3. Transaction with Omega

Preferred Stock Restructuring, F-13

6. Tell us why you presented your Series C Redeemable Preferred Stock in the mezzanine considering it is redeemable at Omega's option after September 30, 2010. Refer to SFAS 150 in your response.

7. As disclosed herein and on page F-22, you issued 5,000 shares of non-convertible Series C Preferred Stock to Omega in exchange for its 393,658 shares of convertible Series B Preferred Stock. Citing your basis in the accounting literature, tell us why you recorded the fair value of the elimination of the conversion feature as a "reduction in paid-in capital with an offsetting increase to record a premium on the Series C Preferred Stock." In your response, please tell us your basis of accounting for the conversion. Also, tell us how you analyzed EITF D-42 in your response.

12. Net Income (Loss) per Common Share, page F-24

8. We note your disclosure that the computation of diluted earnings per share reflects the effect of the limitations on the number of common shares issuable to Omega and the effects of interest expense from the assumed issuance of a promissory note for the balance of preferred shares not converted to common stock. Tell us how your presentation complies with SFAS 128. Further, tell us how you considered the possibility that Omega could convert all of its Series B Redeemable Convertible Preferred Stock in a given period by converting a portion of its Series B and selling the common stock on the open market, then converting the remaining portion of Series B and selling the common stock on the open market.

14. Commitments and Contingencies

Reserve for Estimated Self-Insured Professional Liability Claims, page F-29
Other Insurance, page F-30

9. Please revise to provide a rollforward of your reserves for estimated self-insured professional liability claims and other insurance, including a separate caption for claims paid for each period presented in your financial statements.

Form 10-Q for the quarterly period ended September 30, 2007

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Professional Liability, page 21

10. Tell us in detail the circumstances that resulted in a benefit of $90,000 compared to an expense of $782,000 for same center professional liability and a reduction of your total recorded liabilities for self-insured professional liability from $25.7 million at December 31, 2006 to $19.7 million at September 30, 2007.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

  You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

        Sincerely,

        Larry Spirgel
        Assistant Director